Exhibit 99.1

L&T and ReNew announce partnership to focus on the Green Hydrogen business in India

December 2, 2021

MUMBAI, India and GURGAON, India, Dec. 2, 2021 /PRNewswire/ — Larsen & Toubro (L&T), India’s leading engineering conglomerate, and ReNew Power (“ReNew”) (NASDAQ: RNW) (NASDAQ: RNWWW) India’s leading renewable energy company, today announced a partnership agreement to tap the emerging green hydrogen business in India. Under this agreement, L&T and ReNew will jointly develop, own, execute and operate green hydrogen projects in India.

Commenting on this partnership, S N Subrahmanyan, CEO & MD of Larsen & Toubro said: “This partnership with ReNew is a significant milestone in the journey towards building a green energy portfolio for L&T. It is synergistic and brings together the impeccable track record of L&T in designing, executing, and delivering EPC projects and the expertise of ReNew in developing utility-scale renewable energy projects. We believe that green hydrogen is a promising alternate fuel and an important lever for achieving a cleaner future. L&T is extremely keen to add value in this space beyond the traditional EPC approach and is looking forward to working with ReNew.”

“We are delighted to be partnering with L&T for the green hydrogen business. Green hydrogen will be a key driver of the transition to cleaner sources of energy and this partnership between ReNew and L&T, will allow both companies to pool their knowledge, expertise and resources to take maximum advantage of this transition. I expect this partnership to set new benchmarks in the Indian renewable energy space and look forward to working together with L&T,” ReNew’s Chairman & CEO Sumant Sinha said, in a media statement.

“We are pleased to begin our journey with ReNew. This partnership will strategically place L&T and ReNew in a position to offer green hydrogen solutions to the industry. We are already looking at some interesting opportunities in the Indian market for green hydrogen and we intend to capitalize on them by developing end-to-end competitive solutions. In that effort, we are excited to secure a partnership with ReNew who brings its renewable energy development expertise to the table. Combined with our expertise in the EPC space, I am confident that this partnership will contribute to a sustainable and eco-friendly profitable growth.” Subramanian Sarma, Whole-time Director & Sr. Executive Vice President (Energy), Larsen & Toubro said on this occasion.

Green hydrogen produced by splitting water into hydrogen and oxygen in an electrolyzer by using renewable-powered electricity can enable the world to meet its net zero emissions targets. Many countries, including India (through its National Hydrogen Mission), have announced specific policy interventions to push for the widespread adoption of green hydrogen.

For countries like India, with its ever-increasing energy import bill, it can also provide energy security by reducing the overall dependence on fossil fuels. It is also expected to provide a green alternative for “hard-to-abate” industries, like refineries, fertilizers, steel and transport.

It is anticipated that green hydrogen demand in India for applications such as refineries, fertilizers and city gas grids will grow up to 2MMTPA by 2030 in line with the nation’s green hydrogen mission. This would call for investments upward of $60 billion.

L&T, with its deep expertise and experience in engineering and construction of projects, and ReNew, with its experience in the development of renewable energy projects, are market leaders in their respective sectors and this synergistic partnership is committed to tapping this emerging opportunity.

About L&T

Larsen & Toubro is an Indian multinational engaged in EPC Projects, Hi-Tech Manufacturing and Services. It operates in over 50 countries worldwide. A strong, customer–focused approach and the constant quest for top-class quality have enabled L&T to attain and sustain leadership in its major lines of business for eight decades.

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, hydro projects and distributed solar energy projects. As of November 15, 2021, ReNew had a total capacity of approximately 10.3 GW of renewable energy projects across India, including commissioned and committed projects. For more information, please visit: www.renewpower.in.; Follow ReNew Power on Twitter @ReNew_Power

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SOURCE ReNew Energy Global plc

Media Contacts:Ketan Bondre, Ketan.bondre@larsentoubro.com, +91 98205 36572 Madhur Kalra, Madhur.Kalra@renewpower.in, +91 99990 16790